Mayer Brown LLP
71 South Wacker Drive
August 21, 2009	Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrown.com

Amanda Ravitz	Paul W. Theiss
Branch Chief - Legal	Direct Tel (312) 701-7359
Division of Corporation Finance	Direct Fax (312) 706-8218
Securities Exchange Commission	ptheiss@mayerbrown.com
100 F Street, NE
Washington, D.C. 20549

Re:	Isle of Capri Casinos, Inc.
Registration Statement on Form S-3; File No. 333-160526

Dear Ms. Ravitz:

This letter responds to the Staff’s comment letter dated August 3, 2009 addressed to James B. Perry, Chief Executive Officer and Executive Vice Chairman of the Board of Isle of Capri Casinos, Inc. (the “Company”) regarding the above-referenced filing (the “Registration Statement”).  On behalf of the Company, we advise you of the following responses by the Company to the Staff’s comments.  Numbered responses below correspond to the numbering in the Staff’s letter.  The Company is also filing today Amendment No. 1 to the Registration Statement.

General Comments

1.                                     The signature page has been revised to clearly identify that Dale Black is signing the Registration Statement both in his capacity as principal financial officer and as principal accounting officer of the Company.

2.                                     The opinion has been revised as requested.

3.                                     The opinion has been revised as requested.

4.                                     The opinion has been revised as requested.

As requested, a written statement from the Company acknowledging certain facts is attached hereto.  If you have any questions regarding any of the foregoing, or if you require any additional information, please call me at (312) 701-7359.

Sincerely,

/s/ Paul W. Theiss

Paul W. Theiss

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia).

cc:	Michelle Lacko, Securities and Exchange Commission
Edmund L. Quatmann, Jr., Isle of Capri Casinos, Inc.

August 21, 2009

Amanda Ravitz

Branch Chief - Legal

Division of Corporation Finance

Securities Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Isle of Capri Casinos, Inc.
Registration Statement on Form S-3; File No. 333-160526

Dear Ms. Ravitz:

This letter responds to the Staff’s comment letter dated August 3, 2009 addressed to James B. Perry, Chief Executive Officer and Executive Vice Chairman of the Board of Isle of Capri Casinos, Inc. (the “Company”) regarding the above-referenced filing (the “Registration Statement”).

The Company hereby acknowledges the following:

1.                                     The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.

2.                                     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement.

3.                                     The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Edmund L. Quatmann, Jr.

Edmund L. Quatmann, Jr.
Isle of Capri Casinos, Inc., Senior Vice President, General Counsel and Secretary